

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3720

December 21, 2007

Mr. James Cheng-Jee Sha
Chief Executive Officer
Spring Creek Acquisition Corporation
10F, Room #1005, Fortune International Building
No. 17, North DaLiuShu Road
Hai Dian District, Beijing 100081, PRC

**Re:**      **Spring Creek Acquisition Corporation**
            **Registration Statement on Form S-1/A, Amended December 14, 2007**
            **File No. 333-147284**

Dear Mr. Sha:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Opportunity for Shareholder approval of Business Combination, page 8</u>

1. We note your response to prior comment 7. Please revise the disclosure on the top of page 57 to clarify that the 10 days notice of a meeting is more than the 5 days notice required by Cayman Islands law.

An investment in this offering may involve adverse U.S. federal income tax consequences because the conversion or liquidation price per share is greater than an investor's initial tax basis in our ordinary shares., page 36

2.  We note your response to prior comment 17 and are unable to agree. You have highlighted this potential adverse U.S. federal income tax consequence to investors in your risk factors section so you must consider it a material risk to investors. In addition, you indicate that you intend "to take a contrary position" so investors are entitled to an opinion of counsel as to the issue. Therefore, we reissue our original comment requesting an opinion of tax counsel be filed as an exhibit to the registration statement.

Note 6 – Commitments, page F-10

3.  We reissue prior comment 24. Please tell us how you plan to value and account for the insider warrants. We note that a portion of the warrants will be sold to officers and directors. In this regard, tell us how you will determine the fair value of the warrants and provide us with your journal entries. Refer to SFAS 123(R).

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:     Mitchell S. Nussbaum, Esq.
        212-407-4990  via facsimile